EXHIBIT 8.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	Jurisdiction of incorporation or organization
TiGenix, S.A.U.	Spain
Coretherapix, S.L.U.	Spain
TiGenix Inc.	Delaware
TiGenix US, Inc.	Delaware